                       Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 2)


        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             The Austria Fund, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   052587102
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Gregory L. Melville
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 15, 1998
-------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


                               Page 1 of 8 Pages

CUSIP No.: 052587102                13D                     Page 2 of 8 Pages

------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                   Bankgesellschaft Berlin AG
------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS                                                   WC
------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Federal Republic of Germany
------------------------------------------------------------------------------
        NUMBER OF                    SOLE VOTING POWER                 904,500
          SHARES     ---------------------------------------------------------
       BENEFICIALLY                  SHARED VOTING POWER                     0
          OWNED      ---------------------------------------------------------
         BY EACH                     SOLE DISPOSITIVE POWER            904,500
        REPORTING    ---------------------------------------------------------
          PERSON                     SHARED DISPOSITIVE POWER                0
           WITH
------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                     904,500
------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                              7.7%
------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON                                          BK
------------------------------------------------------------------------------

                  This Amendment No. 2 amends and supplements Items 3, 4, 5 and 7 of the Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of The Austria Fund, Inc. (the "Fund").

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The source of the funds used by the Bank to purchase the 879,400 shares of Common Stock reported in Item 5(a) was working capital and aggregated approximately $9,253,589 (exclusive of commissions).

ITEM 4.           PURPOSE OF TRANSACTION

                  On or about October 15, 1998, the Bank sent a letter to the Fund, a copy of which is attached hereto as an exhibit and incorporated herein by reference, in which the Bank requested that its nominees be considered for nomination to the Board of Directors of the Fund. Except as set forth herein and in the initial Schedule 13D and Amendment No. 1 thereto filed by the Bank, the Bank has not formulated any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's proxy statement, dated November 10, 1997, relating to the 1997 Annual Meeting of Stockholders of the Fund states that, as of October 31, 1997, there were 11,703,031 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Bank is the beneficial owner of 904,500 shares of Common Stock, which constitute approximately 7.7% of the outstanding shares of Common Stock.

                  (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

                  (c) During the last sixty days, the Bank has effected the following purchases and sales of the shares of Common Stock, all of which were made on the New York Stock Exchange.

                               Page 3 of 8 Pages

      Date           Number of Shares Purchased (Sold)          Price Per Share
-----------------    ---------------------------------          ---------------
  August 24, 1998                25,000                             $10.1875
  August 28, 1998                30,000                               9.3333
  August 31, 1998                20,000                               9.4688
September 2, 1998                 2,500                               9.3750
  October 2, 1998                (5,000)                              8.7500
  October 9, 1998                 4,400                               8.6250
 October 16, 1998                25,100                               9.3586


                  (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

                  (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  1. Letter, dated October 15, 1998, from Bankgesellschaft Berlin AG to The Austria Fund, Inc.

                               Page 4 of 8 Pages

                                   SIGNATURE


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 1998                    BANKGESELLSCHAFT BERLIN AG


                                          By: /s/ Gregory L. Melville
                                              ---------------------------------
                                                Name: Gregory L. Melville
                                                Title:    Assistant Director



                                          By: /s/ Moritz A. Sell
                                              ---------------------------------
                                                Name: Moritz Sell
                                                Title:    Market Strategist


                               Page 5 of 8 Pages

                                                                      EXHIBIT 1

                    [Letterhead of Bankgesellschaft Berlin]


                                                               October 15, 1998

The Austria Fund, Inc.
1345 Avenue of the Americas
New York, NY 10105
USA
Attention: Edmund P. Bergan, Jr.



Dear Mr. Bergan:

Bankgesellschaft Berlin AG (the "Bank") is the holder of 879,400 shares of the common stock, par value $.01 per share (the "Common Stock"), of The Austria Fund, Inc. (the "Fund"), representing approximately 7.51 % of the outstanding shares of Common Stock.

We request that the Nominating Committee of the Board of Directors nominate Gregory L. Melville and Moritz A. Sell to be considered for election to the Board at the 1998 annual meeting of shareholders. Brief biographies of Messrs. Melville and Sell are attached hereto as Annex A. Messrs. Melville and Sell have confirmed to the Bank that they meet all requirements under the Investment Company Act of 1940, as amended, and the Fund's articles of incorporation and by-laws applicable to directors. They will complete a questionnaire prepared by the Fund designed to confirm the foregoing. In the event that the Committee determines not to nominate Messrs. Melville and Sell, the bank would appreciate the opportunity to discuss with the Committee the opportunity of nominating other individuals to the Board in lieu of Messrs. Melville and Sell.

Mr. Melville has extensive experience in risk management and trading in international equities. Mr. Sell has significant experience in international securities as both a trader and an analyst. As the Fund invests primarily in the securities of Austria, their business experience would prove to be an asset to the Fund. Additionally, both Messrs. Melville and Sell serve as directors on the Board of another NYSE listed closed-end country fund.

The persistent discount from net asset value ("NAV") of the shares of Common Stock is a concern to the Bank, as we are sure it is to most, if not all, shareholders of the Fund. Messrs. Melville and Sell have indicated to the Bank that, if elected to the Board, they will be committed to exploring methods of reducing or eliminating the discount. Such methods might include converting the Fund to a close-end interval fund, open-ending the Fund, or merging the Fund with an open-end fund, among others or offering shareholders a one-time in-kind redemption right.

The Bank believes that the current members of the board which are due for reelection will not be genuinely committed to reducing or eliminating the discount. On the other hand, Messrs. Melville

                               Page 6 of 8 Pages
and Sell will have the interests of increasing shareholder value as their mandate. As previously stated, Messrs. Melville and Sell are directors of a closed-end fund trading in European equities and have been directly and successfully involved in seeking solutions for reducing discounts in international closed-end funds.

We wish to thank the Committee for its attention to the Bank's request that its nominees be considered for nomination to the Board and, due to the time sensitivity, respectfully request a response to this letter by October 23, 1998.

Very truly yours,


/s/ Serge Demoliere                               /s/ Dirk Kipp
--------------------                              ----------------
   Serge Demoliere                                   Dirk Kipp
   Managing Director                                 Director


                               Page 7 of 8 Pages

GREGORY L. MELVILLE (born July 22, 1956)

US Citizen

B.S, Engineering, 1978, United States Military Academy, West Point

1990 - 1995 Salomon Brothers, Investment Bank, Vice President

1995 - Present Bankgesellschaft Berlin Bank, Assistant Director

Since 1997 Mr. Melville has served as a Director on the Board of the Growth Fund of Spain, Inc., a NYSE-listed closed-end fund.




MORITZ A. SELL (born October 12, 1967)

US Citizen

B.A. Economics, 1989, George Washington University

1990 - 1994 Canadian Imperial Bank of Commerce, Bank, Vice President

1995 - 1996 Barclays de Zoete Wedd, Investment Bank, Analyst

1996 - Present Bankgesellschaft Berlin, Market Strategist

Since 1997 Mr. Sell has served as a Director on the Board of the Growth Fund of Spain, Inc., a NYSE-listed closed-end fund.


                               Page 8 of 8 Pages